Mail Stop 4561

August 28, 2008

Mr. Richard F. Govatski
President, Chief Executive Officer and Chairman of the
Board of Directors
New Mexico Software, Inc.
5021 Indian School Rd., Suite 100
Albuquerque, NM 87110

>   **Re: New Mexico Software, Inc.**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **File No. 333-30176**

Dear Mr. Govatski:

       We have reviewed your response letter dated August 26, 2008 in connection with
the above-referenced filing and have the following comments. If indicated, we think you
should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In our comments,
we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments. Unless otherwise noted, where prior comments are referred to they refer to
our letter dated July 21, 2008.

Form 10-KSB For the Year Ended December 31, 2007

Item 8A. Controls and Procedures

1.   Your response indicates that the framework you used was developed by an
       outside consultant. Please identify the framework used and confirm to us that the
       framework meets the requirements in Section II.B.3.a of SEC Release No. 33-
       8238 *Final Rule: Management's Reports on Internal Control Over Financial
       Reporting and Certification of Disclosure in Exchange Act Periodic Reports*.
       That is, the framework must be "a suitable, recognized control framework that is
       established by a body or group that has followed due-process procedures,
       including the broad distribution of the framework for public comment." See also
       Rule 13a-15(c) of the Exchange Act. If the framework used by management does

not meet these requirements you should re-perform your assessment using a conforming framework.

2.   It appears from your response that management has performed an assessment of internal control over financial reporting as of December 31, 2007. Your disclosures, however, continue to address only disclosure controls and procedures and do not address your evaluation and conclusions as to the effectiveness of your internal control over financial reporting. Please note that these represent two distinct types of controls requiring independent assessments and disclosures pursuant to Items 307 and 308T of Regulation S-B, respectively. Amend your filing to include the disclosures required by Item 308T(a)(2) and (3) of Regulation S-B. Specifically, you should amend your filing to identify the framework used to evaluate the effectiveness of your internal controls over financial reporting and revise to provide a conclusion regarding the effectiveness of your internal controls over financial reporting.

3.   As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant